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                                Filed by National City Corporation pursuant to
                                Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019




This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and Provident Financial Group, Inc., including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City's and Provident's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure Provident stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Provident's results to differ materially from those described in the forward-looking statements can be found in the 2003 Quarterly Reports on Form 10-Q and the 2002 Annual Report on Form 10-K of National City and Provident filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City and Provident, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484, Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202, Attention: Secretary (513-579-2861).

The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 13, 2003, and information regarding Provident's directors and executive officers is available in its proxy statement filed with the SEC by Provident on April 30, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.



                                   **********


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In addition to the weekly Q&A, leaders from National City and Provident recently met to discuss what lies ahead as the two companies become one. A video of the highlights of this event is being distributed to managers so that all Provident associates may learn the latest about the merger.

There has been considerable discussion regarding the retention bonus and different interpretations of who would be eligible for the minimum retention bonus of 3 months pay. Can you clarify? All persons who qualify under the displacement pay policy and whose jobs are eliminated, whether soon after the 60-day notice or after a longer transition period, will be eligible for a 3-month retention bonus as long as they:
1. Are not offered a different position for which they are qualified, and
2. Work until the last day they are asked to work.

If my position is eliminated, will I be eligible to receive both unemployment benefits and displacement pay benefits at the same time? In the State of Ohio, we, as your employer, are required by law to indicate to the state what your last date of employment was and what, if any, displacement pay you received. You are not eligible to receive any unemployment insurance while still receiving a displacement benefit. So, if you receive a 12-week displacement benefit, spread out over 12 weeks, you would be ineligible for unemployment benefits until after you have received your final displacement benefit.

If you live in a state other than Ohio, you should check with your state unemployment compensation office to confirm what your state requirements are. Provident will be providing the same information to each state, but they may have different policies than Ohio with regard to receiving both benefits simultaneously.

You have indicated that National City will have an on-site representative in Cincinnati, beginning in April, to discuss career opportunities with National City. Can I apply for positions with National City then?
The purpose of the on-site representative is to talk with you in general about the types of career opportunities for you with National City, their organizational structure, the kinds of positions for which your background would qualify you, etc. Provident associates will be given opportunities to post for National City openings, effective after Federal approval. We will rotate the location of this on-site representative among different Cincinnati offices and will provide a schedule as soon as possible.

What happens to my ESPP account if my job is eliminated prior to the closing? Nobody's job will be eliminated prior to the closing date (projected to be at the end of June). The earliest any job could be eliminated is 60 days after regulatory approval of the merger (projected to be mid- to late May), making the earliest job eliminations possible somewhere in the mid- to late July. You can continue or discontinue your ESPP salary withdrawals as long as you are still employed and as long as you follow the program guidelines. After the closing of the merger, all Provident stock will be converted to National City Stock. Your ESPP shares will always belong to you. A decision regarding continuation of the ESPP



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program, and/or its structure after the closing, has not yet been made. As soon as a decision is made, all participants will be notified.

What is the difference between the retention bonus and displacement pay? Why are there two separate programs?
The only real similarity between the two is that both programs require that you work through the date you are asked. The retention bonus is designed to encourage people to stay with Provident until their displacement date and is paid in a lump sum. The displacement pay is paid in salary continuation and is designed to help people make the transition from current employment to future employment, retirement, or whatever they choose to do. It rewards years of service with the organization and recognizes the differing time frames needed to find employment based upon the narrowing of job opportunities for positions of increasing responsibility.

If I qualify for early retirement, what are the advantages and benefits?
Normal retirement eligibility at Provident is age 65, with at least 5 years of service and status as a full-time or hourly full-time associate (part-time associates should contact Human Resources regarding their eligibility for retirement benefits). Early retirement is available through a combination of age and years of service, with a minimum age of 50 and service of 10 years required. You must take your age (if at least 50) and add that to your years of service. If the sum is at least 70, you would qualify for early retirement (e.g., if you are 50 years old, you would need at least 20 years of service to reach the qualifying number of 70).

If you meet these eligibility requirements, and are enrolled in Provident's medical insurance plan, you can continue coverage by paying 100% of the cost (you currently pay approximately 25%). You also will have an employer paid $10,000 life insurance policy, can keep your employee checking account and safe deposit box, have a retirement party, and receive distributions from the retirement plan. Retirees also receive a contribution to the Profit Sharing Plan for the year in which they retire. If you receive displacement pay from National City, you can collect your displacement pay first and then retire at the end of the displacement period.

I've heard about conversion teams being created. Can you tell me more?
Both companies have formed a conversion taskforce representing each line of business. Both taskforces are meeting, sharing information and making plans for the future conversion. More details will be distributed as they become available.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City Corporation and Provident Financial Group, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National



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City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio
44114-3484 Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202 Attention:
Secretary (513-579-2861). The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 13, 2003, and information regarding Provident's directors and executive officers is available in its proxy statement filed with the SEC by Provident on April 30, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.